PLBY Group, Inc.

10960 Wilshire Blvd., Suite 2200

Los Angles, California 90024

May 7, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cara Wirth

RE:	PLBY Group, Inc. Registration Statement on Form S-1 (File No. 333-255585)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, PLBY Group, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement, as amended, so that it will become effective at 4:30 p.m. EDT on May 10, 2021, or as soon thereafter as is practicable.

Very truly yours,

By:	/s/ Chris Riley
Chris Riley
General Counsel

cc:	Stuart Ogg, Jones Day